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Exhibit 12

CompuDyne Corporation
Calculation of Earnings to Fixed Charges
(in thousands)

			For the Six Months Ended June 30,		For the Year Ended December 31,
			2003	2002	2002	2001	2000	1999	1998
(1)	Earnings
	Add:
	(a)	pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investee	$3,299	$2,406	$2,840	$5,724	$5,590	$4,259	$1,210
	(b)	fixed charges (line (2)(vi))	713	659	1,427	2,552	2,000	2,203	295
	(c)	amortization of capitalized interest	—	—	—	—	—	—	—
	(d)	distributed income of equity investee	—	—	23	75	—	—	—
	(e)	your share of pretax losses of equity investee for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—

	(i)	Total (a), (b), (c), (d) and (e)	$4,012	$3,065	$4,290	$8,351	$7,590	$6,462	$1,505
	Subtract:
	(a)	interest capitalized	—	—	—	—	—	—	—
	(b)	preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
	(c)	minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—
	(ii)	Total (a), (b) and (c)	—	—	—	—	—	—	—

	(iii)	Total Earnings (i)-(ii)	$4,012	$3,065	$4,290	$8,351	$7,590	$6,462	$1,505
(2)	Fixed Charges:
	Sum of:
	(a)	interest expensed and capitalized	606	582	1,271	2,462	1,994	2,202	295
	(b)	amortized premiums, discounts and capitalized expenses related to indebtedness:
		PNC/LaSalle	101	72	145	84	—	—	—
		IRB	6	5	11	6	6	1	—
	(c)	estimate of interest within rental expense	—	—	—	—	—	—	—
	(d)	preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

	(iv)	Total (a), (b), (c) and (d)	$713	$659	$1,427	$2,552	$2,000	$2,203	$295
(3)	Ratio of (1)(iii) to (2)(iv)		5.63x	4.65x	3.01x	3.27x	3.80x	2.93x	5.10x

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  Exhibit 12
CompuDyne Corporation Calculation of Earnings to Fixed Charges (in thousands)